Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Telephone (212) 370-1300
Facsimile (212) 370-7889
April 18, 2011
VIA EDGAR
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp. Amendment No. 4 to Schedule TO-I Filed April 7, 2011 File No. 005-85485
Dear Mr. Owings:
          57th Street General Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 15, 2011 regarding our Tender Offer on Schedule TO-I (the “TO”) previously submitted on April 7, 2011. A marked version of the amended Schedule TO-I (“Amended TO”) and Amended and Restated Offer to Purchase (“Offer to Purchase”) is enclosed herewith reflecting all changes from the TO. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
General
1.	The representations on page 15 of our letter dated March 4, 2011 must be made by you, and not your counsel, and signed by your authorized officer. Accordingly, please provide such representations based on the foregoing requirements.
We have attached to the responses to this letter the representations which have been executed by an authorized officer of the Company.
Exhibit 99(a)(1)(K) — Second Amended and Restated Offer to Purchase dated April 7, 2011
General
2.	We note the statement at the outset of the Offer to Purchase that you do not recommend that shareholders tender if they support your proposed Merger. Please revise to explain why or remove this statement. As a related matter, where you state that tendering in the Offer will result in a failure to participate in the Merger, please explain why such consequence will occur and why it is undesirable.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

We have revised the disclosure throughout to explain why tendering will result in a failure to participate in the Merger and why it is undesirable as requested.
3.	In each instance in which you state that funds from the Trust Account will be used to purchase the Common Shares tendered in the Offer, pay the Cash Consideration, pay transaction expenses and maintain the required amount of working capital, please also disclose, if correct, that you will also need to rely on your cash and cash equivalents, in addition to the funds from the Trust Account, to make the foregoing payments. We note that you have provided similar disclosure on page 8. Please also disclose the approximate amount of your cash and cash equivalents that is available.
We have revised the disclosure throughout to reflect that the Company will also use its cash on hand immediately prior to the Merger in addition to its funds from the Trust Account to make the payments as requested. We have further disclosed that as of the date of the Offer to Purchase, 57th Street had approximately $212,000 of cash and cash equivalents on hand.
4.	We note that you appear to use each of the assumptions described below throughout the Offer to Purchase when disclosing your ownership. Please confirm to us if this is correct, and if it is, then please prominently disclose, either on the cover page or in “Summary Term Sheet and Questions and Answers” that the following assumptions apply to all disclosure in the Offer to Purchase with respect to your ownership.
•	The Expense Shares are issued

•	The Insider Warrant Exchange Shares are issued

•	150,000 Insider Shares are cancelled

•	No securities are issued pursuant to the Incentive Plan
We have revised the “Summary Term Sheet and Questions and Answers” to disclose the assumptions used throughout the Offer to Purchase in calculating the ownership in a question entitled “What assumptions have we made when disclosing ownership information?” See page 8.
Summary Term Sheet and Questions and Answers, page 1
General, page 1
How is the Offer different from typical tender offers?, page 1
5.	Please revise the third sentence here and elsewhere where this disclosure appears to explain to readers how tendering shares in the Offer will inhibit your ability to consummate the Merger.
We have revised the disclosure at page 1 and elsewhere as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

6.	Please revise the fourth sentence to state, if correct, that you will only be able to consummate the Merger with Crumbs if no more than 1,803,607 Common Shares, instead of less than 1,803,607 Common Shares, are tendered in the Offer.
We have revised the disclosure as requested at page 2.
Why is the Offer for 1,803,607 Common Shares?, page 2
7.	Please disclose that in your IPO prospectus you stated that you would consummate your initial business transaction only if holders of no more than 88% of your public shares elected to redeem their shares. Please also disclose the percentage of shares represented by 1,803,607 Common Shares.
We have revised the disclosure as requested at page 2.
8.	Please disclose the exact amount of funds in your Trust Account and your cash and cash equivalents as of the latest practicable date that would be available to pay the Cash Consideration, pay transaction expenses and maintain the required amount of working capital. If such amount is greater than $18,000,000, then please disclose why you have decided to not tender for the number of Common Shares represented by such greater amount.
We have revised the disclosure as requested to indicate that the amount of funds in the Trust Account and cash and cash equivalents amount to $54,498,401. We have then disclosed why we decided to not tender for 4,801,544 shares inasmuch as we require (i) $27.0 million (subject to reduction pursuant to the Cash Adjustment, to an amount not less than $20.0 million) in cash consideration to be paid to the Members of Crumbs, and (ii) $14.0 million of cash to be reserved from the Trust Account for the post business combination company’s working capital purposes following the Offer. In addition, we have also reserved from the proceeds in the Trust Account an aggregate of approximately $2.7 million in cash for payment of deferred fees from our IPO, advisory, finder and other fees and expenses incurred in connection with this Offer and the Merger. Furthermore, approximately $1.7 million of additional fees and expenses owed in connection with this Offer, the Merger and our IPO will be satisfied by the issuance of Expense Shares to certain third parties. As of the date of the Offer to Purchase, 57th Street had approximately $212,000 of cash and cash equivalents on hand.
Who are Crumbs and its Members? page 3
9.	We note that Crumbs Inc. has executed the Business Combination Agreement as a Member. Accordingly, please disclose, if correct, that Crumbs Inc. is a Member of Crumbs and that Jason Bauer, Mia Bauer and Victor Bauer each hold a 33.33% ownership interest in Crumbs Inc.
We have revised the disclosure as requested at page 3.
What is the Structure of the Merger and the Merger Consideration, page 3
10.	We note from the disclosure in the first risk factors on page 32 that 650,000 of the New Crumbs Class B Exchangeable Units and 65,000 of the 57th Street Series A

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

Voting Preferred Stock will placed in escrow to satisfy the Members’ indemnification obligations. Please disclose such fact in this question and answer and briefly describe whether such shares can be voted while they are held in escrow and when they will be released from escrow.
We have revised the disclosure on page 4 to include the fact that the 650,000 New Crumbs Class B Exchangeable Units and the 65,000 57th Street Series A Voting Preferred Stock will be placed in escrow to satisfy indemnification obligations, have disclosed that such securities may be voted while in escrow and that the shares will be released from escrow one month after the audited financial statements of 57th Street for fiscal year 2011 has been completed (namely, one month after March 2012).
11.	Please revise the alignment of the two bullets disclosing the specific amount of the Contingency Consideration and the paragraph immediately following such bullets.
We have revised the alignment of the two bullets on page 4 as requested.
12.	Please revise the last paragraph, first sentence to state, if correct, that the voting and economic interest percentages disclosed in the organizational structure chart also assume no release from escrow of the 440,000 57th Street Series A Voting Preferred Stock.
We have revised the last paragraph, first sentence as requested.
13.	Please confirm to us whether you and the “Existing Crumbs Owners” will hold the same percentage interests in Crumbs Holdings LLC as “57th Street Stockholders” and “Existing Crumbs Owners,” respectively, will hold in you. If such interests are not the same, then please disclose such interests in the organizational structure chart. Please also revise the organizational chart to provide the number of shares represented by the percentages disclosed.
We have revised the chart as requested at page 6.
How will 57th Street fund the payment for the Merger Consideration and the related merger expenses?, page 8
14.	Please disclose that a portion of the Merger Consideration consists of issuance of your Common Shares. Please also disclose that a portion of the merger expenses will be paid by issuance of the Expense Shares.
We have clarified that a portion of the Merger Consideration consists of Equity Consideration and that a portion of the merger and other expenses will be paid by the issuance of Expense Shares.
What are the most significant conditions to the Offer? page 8
15.	We note that the Offer is conditioned upon the Merger, in your reasonable judgment, being consummated no later than three business days after the expiration of the Offer. Please revise the Merger Condition to clarify that this condition will be

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

satisfied or waived prior to expiration, not three business days after expiration. Please also make a corresponding revision in “The Offer—Conditions of the Offer.”

We have revised the disclosure as requested. See page 9 of the Offer to Purchase.

Will there be a single controlling stockholder of 57th Street following the completion of the Merger?, page 9
16.	Please explain under what circumstances, or refer readers to your explanation that appears elsewhere, Members may be entitled to the Contingency Consideration.

We have revised the disclosure at page 10 to state that the Members will be entitled to receive, to the extent it becomes due and payable in accordance with the terms of the Business Combination Agreement the Contingency Consideration upon 57th Street’s achievement of certain financial targets and stock price targets as more fully described in “The Business Combination Agreement—Consideration to be issued in the Merger.”

How will the Offer affect the number of Common Shares outstanding and the number of holders of 57th Street?, page 15
17.	We note your response to comment 21 in our letter dated March 4, 2010. The amount of 4,655,469 Common Shares does not appear to include exchange of 700,000 Liquidity Units into Common Shares as indicated in the parenthetical. Please revise accordingly.

We have revised the disclosure as requested at page 16.

18.	The header to this question and answer implies that the discussion will be on the effects of the Offer. Please revise to clarify that the issuance of 4,050,000 New Crumbs Class B Exchangeable Units and 405,000 shares of 57th Street Series A Voting Preferred Stock and any issuance of the Contingency Consideration is part of the Merger Consideration and not the Offer.

We have revised the question and answer at page 16 as requested.

19.	We note your response to comment 22 in our letter dated March 4, 2010. Please disclose the total number of Common Shares that will be held by the Members if the Contingency Consideration is issued.

We have revised the disclosure at page 16 as requested.

Risk Factors, page 18
Risks Related to the Transaction, page 31
20.	Please add a new risk factor to disclose, if correct, that you will be a holding company after the Transaction and will need to rely on distributions from your operating subsidiaries to pay expenses and dividends. We also note the disclosure in the third paragraph, fourth sentence in “Related Agreements-Third Amended &

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

Restated LLC Agreement” that you, as the sole holder of the New Crumbs Class A Voting Units, and the Members, as the sole holders of the New Crumbs Class B Exchangeable Units, will be entitled to pro rata distributions of net income from Crumbs Holdings LLC. Please also explain in such risk factor that the Members will be entitled to their pro-rata portion of any distributions from your operating subsidiaries before your public holders are entitled to such distributions.

We have added a risk factor entitled “Following the consummation of the Merger, 57th Street will be a holding company and rely on dividends, distributions, loans and other payments, advances and transfers of funds from Crumbs to pay dividends, pay expenses and meet our other obligations.” at page 31 as requested.

57th Street’s working capital will be reduced..., page 31
21.	We note your response to comment 26 in our letter dated March 4, 2010. Please revise the tagline of, and add disclosure to, this risk factor to disclose that your working capital will also be reduced to the extent your cash and cash equivalents are lower than expected.

We have revised the tagline and disclosure at page 31 as requested.

57th Street’s ability to request indemnification.., page 32
22.	Please explain to us how you determined that 650,000 New Crumbs Class B Exchangeable Units and 65,000 57th Street Series A Voting Preferred Stock represents 16.67% of the Equity Consideration.
We have corrected the reference to the 16.67% to read 16.05%. This percentage is calculated by dividing 650,000 by the total 4,050,000 Equity Consideration.
Information About the Companies, page 36
Information about 57th Street, page 36
23.	Please confirm that the disclosure in the third paragraph, first sentence of gross proceeds of $54.6 million from the sale of units in the IPO and of the Insider Warrants is correct. We note that you sold 5,456,300 units at $10 per unit and 3,700,000 Insider Warrants at $0.50 per Insider Warrant. Accordingly, gross proceeds from such sales should be approximately $56.4 million.

We have corrected the disclosure at page 36 to state that the gross proceeds from the sale of the units and the Insider Warrants was $56.4 million rather than $54.6 million.

Comparative Share Information, page 41
24.	We note your response to comment 28 in our letter dated March 4, 2011; however we are not able to reconcile 57th Street’s book value per share of $7.91 or the consolidated pro forma book value per share (assuming no tender of common stock) of $3.89 using the amounts disclosed in footnote 2. Furthermore, we are not able to

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

reconcile to the book value per share of Crumbs, $10.72, using the amounts in footnote 3. Please revise.

We have revised the disclosure at page 42 as requested.

The Transaction, page 42
Background of the Transaction, page 44
25.	We note your response to comment 30 in our letter dated March 4, 2011 and the statement that you engaged in due diligence with three companies, including Crumbs, and that one of such companies was eliminated in September 2010. Please disclose when you eliminated the other company as a potential acquisition target.

We have revised the disclosure at page 50 to reflect that the third company was eliminated as a potential target on December 20.

26.	We note your response to comment 31 in our letter dated March 4, 2010, and we re-issue such comment. Please disclose the assumptions underlying such projections. We note your response and if you do not believe that investors should rely on such projections, then you may disclose your reasons for such belief.

We have revised the disclosure at page 47 in accordance with the Staff’s comment.

27.	Please disclose why you increased the Equity Consideration paid to the Members from 3.9 million New Crumbs Class B Exchangeable Units and 390,000 57th Street Series A Voting Preferred Stock to 4.05 million New Crumbs Class B Exchangeable Units and 405,000 57th Street Series A Voting Preferred Stock in connection with the amendment on April 7, 2011.

We revised the disclosure at page 50 to include the reason for the increase in the Equity Consideration as requested.

Certain Benefits of 57th Street’s Directors and Officers and Others in the Transaction, page 49
28.	Please disclose the market value of the 606,256 founder shares held by your Sponsor as of the latest practicable date.

We have revised the disclosure at page 53 as requested..

The Business Combination Agreement, page 51
29.	We note your response to comment 37 in our letter dated March 4, 2010 and the statement in the third paragraph, third sentence that subsequent developments or new information qualifying a representation or warranty “may have been” included in the Offer to Purchase. Please revise to state either that such developments or

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

information have occurred and have been included in the Offer to Purchase or that no such developments or information have occurred.
We have revised the disclosure at page 55 as requested.
Merger Consideration to be Delivered, page 52
30.	Please disclose the exact number of shares that are Claim Shares.
We have revised the disclosure at page 57 as requested.
Amendments to Business Combination Agreement, page 67
31.	Please revise the disclosure in subpart (xiv). We note that disclosure elsewhere in the Offer to Purchase states that the Insider Warrants will be exchanged for Common Shares and not for cash. We also note that the timing for such exchange does not match the timing disclosed in “—Warrant Exchange and Insider Warrant Holder Lock Up Agreements.”
We have revised the disclosure at page 72 to reflect that the Insider Warrants will be exchanged for Common Shares and have conformed the timing for the exchange as requested
Related Agreements, page 68
Registration Rights Agreement, page 69
32.	We note that the 150,000 Insider Shares currently held in escrow will be cancelled pursuant to the Forfeiture Agreement. Please tell us if any Insider Shares will continue to be held in escrow after such 150,000 Insider Shares are cancelled. If no Insider Shares will continue to be held in escrow, then please explain to us why the Insider Shares’ demand registration rights are based on such shares being released from escrow, as disclosed in the second paragraph, second sentence.
The Sponsor’s 606,256 shares less 150,000 shares that will be cancelled are and will continue to be held in escrow. We have clarified the disclosure under “Related Agreements—Forfeiture Agreement” to reflect this fact as well as in the summary of the registration rights on page 74.
The Offer, page 76
Conditions to the Offer, page 84
33.	We note the disclosure on page 9 that a condition to the Offer is that no proceeding challenging the Offer has been instituted. Please disclose such condition in this subsection.
The requested change has been made at page 91.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

Source and Amount of Funds, page 85
34.	We note your response to comment 43 in our letter dated March 4, 2010 and the disclosure in the first bullet on page 85 that “[s]ubstantially all” of the aggregate consideration will be funded from cash available from the Trust Account. Please disclose how you intend to fund the remainder of the aggregate consideration and the fees and expenses related to the Offer. See Item 1007(a) of Regulation M-A.
We have revised the disclosure at page 91 and elsewhere as requested.
Description of Securities, page 92
New Crumbs Units, page 96
35.	We note your response to comment 46 in our letter dated March 4, 2010. Please disclose any restrictions on transfer with respect to the New Crumbs Class A Voting Units or the New Crumbs B Exchangeable Units, or confirm to us that no such restrictions exist. See Item 202(a)(1) of Regulation S-K.
We have included disclosure regarding restrictions on transfer with respect to the New Crumbs Class A Voting Units and New Crumbs Class B Exchangeable Units as requested on page 103.
Unaudited Pro Forma Consolidated Financial Information, page 137
36.	We note your response to comment 55 in our letter dated March 4, 2011. Your response did not provide us a detailed analysis including the accounting literature you relied on, information on shareholder rights to approve and disapprove transactions, terminate board members, elect board members and amend the company charter and whether a super majority or majority vote was required as requested. Please provide a detailed response, supporting your treatment of the Merger as the recapitalization of Crumbs and your assertion that Crumbs owners will have voting and operating control.
Please find below the detailed analysis management performed when determining the proper accounting treatment for this transaction. In addition, the voting rights calculated below assume no tender of public shares; please note that for every share that is publicly tendered in this offering the voting right percentage of the prior Crumbs Members (“Members”) would be increased. This response should also be read in conjunction with the response to comment 37 which details the analysis of FASB ASC 805-10-55-11 through 55-15 and the conclusion that Crumbs is the accounting acquirer.
We have addressed your comment, which involves multiple questions, in the following manner:
(a)	accounting literature you relied on,
(b)	information on shareholder rights to approve and disapprove transactions,
(c)	terminate board members,
(d)	elect board members and

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

(e)	amend the company charter and whether a super majority or majority vote was required
a)	Accounting Literature
As mentioned in our previous response, Management believes this transaction, in substance, consists of the issuance of Crumbs’ LLC units for the cash of 57th Street, the non-operating public shell. Management also performed a detailed analysis of FASB ASC 805-10-55-11 through 55-15 and concluded that Crumbs is the accounting acquirer and should be the continuing entity (this is discussed in comment #37).
Management also followed guidance that is presented in section I (F) of the Division of Corporation Finance Frequently Requested Accounting and Financial Reporting Interpretations and Guidance Prepared by Accounting Staff Members in the Division of Corporation Finance as part of the Commission.
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074
(Content from Section I (F) Reverse Acquisitions — Accounting Issues):
The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.
Transaction costs (e.g., legal and investment banking fees, stock issuance fees, etc.) may be incurred in a reverse acquisition. In the merger of two operating companies, those costs will be, depending on their nature, either part of the purchase consideration that is allocated to the net assets of the acquired business, charged directly to equity as a reduction from the fair value assigned to shares issued, or expenses of the period. In contrast, an operating company’s reverse acquisition with a nonoperating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.
b)	Shareholder rights to approve and disapprove transactions
Following consummation of the Merger, the 4,050,000 New Crumbs Class B Exchangeable Units and 405,000 shares of 57th Street Series A Voting Preferred Stock combined will approximate the voting, economic and other rights the Members would have the functional equivalent of approximately 39%(1) of the outstanding Common Shares of 57th Street and, in the event the entirety of the Contingency Consideration is

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

issued, would have the functional equivalent of approximately 57%(2) of the outstanding Common Shares. Consequently, the Members will have the ability to significantly affect the right of the post-transaction stockholders to approve or disapprove transactions.
c)	Terminate board members.
Following consummation of the Merger, the 57th Street Board of Directors will no longer be classified and directors may be removed with or without cause by a majority of the then stockholders. However, as noted in (d) below, should stockholders remove a director, the Members will also be entitled to appoint any substitute director.
d)	Elect Board Members
Pursuant to the terms of the Business Combination Agreement, the Members have the right to designate all five (or more) of the persons who shall serve as the initial directors effective as of the Effective Time of the Merger. In addition, during the Earnout Period (namely, the period beginning after the Closing and ending on December 31, 2015), the Members will be entitled to elect a majority of the Board of Directors. Following such Earnout Period, inasmuch as the Members will own the functional equivalent of approximately 39%(1) of the outstanding Common Shares of 57th Street and, in the event the entirety of the Contingency Consideration is issued, will own the functional equivalent of approximately 57%(2) of the outstanding Common Shares, they will be able to substantially control the election of directors at that time.
e)	Amend the Company’s Charter and whether a super-majority vote is required.
Prior to consummation of the Merger, the 57th Street Certificate of Incorporation required approval of 65% of the outstanding Common Stock to approve an amendment to Article Sixth (relating to approval of an initial business transaction, redemption of shares, classified board, etc.). Such provisions will no longer be applicable in accordance with their terms following consummation of the Merger and, pursuant to Delaware law, the charter may be amended by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote.
So long as any shares of Series A Voting Preferred Stock remain outstanding, any (a) amendment to the Company’s Certificate of Incorporation (including any such alteration, amendment or repeal effected by any merger or consolidation) that effects a division, subdivision, consolidation or combination of Common Shares (unless it also effects the Series A Voting Preferred Stock in like manner) or (b) amendment, alteration or repeal of any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Series A Voting Preferred Stock, will require the separate vote of holders of at least two-third of the then outstanding shares of Series A Voting Preferred Stock, voting separately as a class. As noted above, inasmuch as the Members will hold the functional equivalent of approximately 39%(1) of the outstanding Common Shares of 57th Street and, in the event the entirety of the Contingency Consideration is issued, would have the functional equivalent of approximately 57%(2) of the outstanding Common Shares, the Members will have the ability to significantly affect the outcome of a proposal to amend the Certificate of Incorporation.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

In summary (with details discussed in comment 37), management believes that the prior Crumbs Members will have operating and effective voting control over this entity going forward. In addition, the prior Crumbs Members also possess all of the industry expertise and will be responsible for operating the business on a day to day basis.

Footnotes for Comment 36 response:

(1) After giving effect to the Merger and the issuance of the Equity Consideration and assuming no Contingency Consideration is issued, no Common Shares are tendered in the Offer and therefore no Liquidity Shares are issued, no Warrants are exercised, the Expense Shares are issued and none of the Insider Warrant Exchange Shares are issued, 150,000 Insider Shares are cancelled and no securities are issued pursuant to the Incentive Plan.

(2) After giving effect to the Merger and the issuance of the Equity Consideration and Contingency Consideration and assuming no Common Shares are tendered in the Offer and therefore no Liquidity Shares are issued, no Warrants are exercised, the Expense Shares and the Insider Warrant Exchange Shares are issued, 150,000 Insider Shares are cancelled and no securities are issued pursuant to the Incentive Plan.

37.	We note your response to comment 56 in our letter dated March 4, 2011, which also cross references back to your response to comment 55, was primarily only responsive to the factors in FASB ASC 805-10-55-12(a) through 55-12(d). As previously requested please address all the factors in FASB ASC 805-10-55-11 through 55-15 and explain how each factor individually and in the aggregate supports your assertion that Crumbs is the acquirer.

To clarify management’s analysis, we have included each factor individually below:

55-11 — In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. The proposed transaction between Crumbs and 57th Street involves the transfer of approximately $27 million of cash to the members of Crumbs, however this is not the primarily consideration in the Transaction as the members of Crumbs are receiving 4,050,000 Exchangeable Units which are convertible into 57th Street Common Shares. The other circumstances below outweigh the statement made in ASC 805-10-55-11 that the acquirer is usually the entity that transfers the cash, as this is a non operating public shell that is looking to do a transaction pursuant to which its stockholders will become a passive investors.

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:
a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.
The management of 57th Street and Crumbs has reviewed all the relevant facts of this transaction and determined this will be treated as an issuance of members equity in Crumbs for the cash in 57th Street. The accounting of this transaction is identical to that resulting from a reverse acquisition where Crumbs is determined to be the acquirer.
a)	At a minimum, the Members of Crumbs will hold an approximately 39% of the voting power of 57th Street (this assumes no Contingency Consideration and no tender of shares in the Offer). The Members of Crumbs have the ability to obtain up to approximately 66% of the voting power of 57th Street if they earn all of the Contingency Consideration(and assuming a maximum tender). Management believes that Contingency Consideration is likely to be earned and that at least some shares will be tendered in the Offer.

b)	The members of Crumbs will have the largest minority voting interest in 57th Street with their Series A Voting Preferred Stock.

c)	Pursuant to the terms of the Business Combination Agreement, the Members have the right to designate all five (or more) of the persons who shall serve as the initial directors effective as of the Effective Time of the Merger. In addition, during the Earnout Period (namely, the period beginning after the Closing and ending on December 31, 2015), the Members will be entitled to elect a majority of the Board of Directors. Following such Earnout Period, inasmuch as the Members

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

will own the functional equivalent of approximately 39% of the outstanding Common Shares of 57th Street and, in the event the entirety of the Contingency Consideration is issued, will own the functional equivalent of approximately 57% of the outstanding Common Shares (assuming no tender of shares in this Offer), they will be able to substantially control the election of directors at that time.

d)	The current management of Crumbs will continue controlling the day-to-day operations of the business and will dominate the management of this entity.

e)	57th Street was a public shell company which had no prior operations and a substantial amount of cash that acquired a business with significant operations. The substance of this transaction was the issuance of Crumbs LLC units to 57th Street for cash.
55-13 — The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. Management has identified Crumbs to be the acquirer as it is the company that has the significant operations, assets and business process and 57th Street is a public shell company with no operations.
55-14 — In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph. Management has concluded that Crumbs was actively searching for additional capital and 57th Street was searching for a suitable investment. Since 57th Street is the public entity, it officially initiated the combination, but management believes this is not a relevant fact in determining the accounting acquirer. Management also concluded the second part of 55-14 is consistent with the findings in 55-13 that Crumbs is the accounting acquirer.
55-15 — A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer. In the Transaction between 57th Street and Crumbs, 57th Street Merger Sub was created to effect the Transaction between these two entities. As a result, 57th Street Merger Sub and Crumbs would merge together and Crumbs would survive as the non-wholly-owned subsidiary of 57th Street. 57th Street Merger Sub was not created to issue cash or other assets or incur liability and as a result would not be considered to be the accounting acquirer.
In summary (with details discussed in comment 36), management believes that Crumbs is the accounting acquirer and this transaction is similar to a capital transactions in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of Membership Units in Crumbs for the net monetary assets of 57th Street. The main deciding factors are related to Crumbs being the operating business, the current

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

management of Crumbs will be (or control the appointment) of the management of the new entity and the likelihood of the earnout that will place the current Crumbs management in excess of 50% of the voting stock.

38.	We note the revised terms of the transaction provide that the 3,700,000 Insider Warrants would be exchanged for 370,000 Insider Warrant Exchange Shares. Please clearly indicate this exchange was not included and disclose the terms and impact of the exchange.

We note your comment and we have revised our disclosure to indicate that no Insider Warrant Exchange Shares have been included. The impact of including Insider Warrant Exchange Shares would dilute the ownership percentage of the Crumbs members by approximately 1% (assuming no tender of the Common Shares).

39.	We note you will treat the Contingent Consideration similar to a stock dividend when the shares are released from escrow. Please cite for us the specific accounting literature you are relying upon to support your treatment of the Contingency Consideration as a dividend. In this regard, please tell us what consideration was given to recognizing the fair value of the shares as a charge to income addressing whether this is a compensatory arrangement dependent on the continued employment of any of the individual Crumbs members.
Management gave full consideration that this could be deemed a compensatory arrangement dependant on the continued employment of the Crumbs members. The main factors why management has decided that these are not related to compensation are the following:
a)	The Contingency Consideration is based primarily on reaching either the adjusted EBITDA goals in each specific year, or reaching a certain stock price at different points in time.

b)	Over 50% of the Contingency Consideration would be issued to the beneficial ownership of Edwin Lewis who is not involved in the day to day management of Crumbs and is deemed a passive investor.
Although there is no specific accounting literature on the treatment of the Contingency Consideration issued in this reverse merger, management has concluded that since Crumbs is the accounting acquirer and will be issuing the Contingency Consideration to itself, the transaction should be treated as a dividend. Management has found specific guidance on this topic, but it is non-authoritative (CCH ARM) and has not been included in this response.
Unaudited Pro Forma Consolidated Statement of Income, page 140
40.	Please expand to include a footnote of the dollar amount and the nature of nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income statement within the 12 months succeeding the transaction as required by Rule 11-02(b)(5) of Regulation S-X.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

We note your comment and Rule 11-02(b)(5). To our knowledge, there are no nonrecurring charges or credits that result directly from the transaction that will occur in the 12 months succeeding the transaction that will affect the income statement.
Unaudited Pro Forma Consolidated Balance Sheet, page 142
41.	We note your response to comments 68 and 70 in our letter dated March 4, 2011. Please cite the specific accounting literature supporting your treatment of “deal expenses” incurred by 57th Street and deferred financing fees incurred by Crumbs as a deduction to paid in capital. In addition, please provide us an itemization of the amounts incurred, the nature of each expense, and a description of how the item relates directly to this transaction.

As discussed in comment 36 above, management views this transaction equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition.

To the extent that cash is received, the Company will charge transaction costs to equity. The estimated transaction costs to date that are to be settled in cash are approximately $2,533,630. See below for breakdown:

Underwriter transaction fee — 1% of gross IPO proceeds	$545,630
Finders fee — paid to advisor	100,000
57th Street legal fees directly associated with this Merger	415,000
Crumbs legal fees directly associated with this Merger	1,050,000
Accounting fees associated with the Merger and Tender Offer	300,000
Printing	50,000
Estimated costs incurred during road show	73,000

$2,533,630

42.	Please explain the difference in the deal expenses of $2,678,930 in footnote 1 and the $2,272,716 in deal expenses in footnote 12.

We note you comment and the expenses of $2,678,930 as disclosed in footnote 1 pertains to total expenses (operating and deal expenses) that are going to be paid once the transaction is consummated. The difference identified of approximately $406,000 are accrued expenses that will be paid by 57th Street as of the date of the Merger and reduce the total amount of cash paid into Crumbs. The deal expenses of $2,272,716 as disclosed in footnote 12 relate to deal expenses that have not been capitalized as of December 31, 2010.
Management of 57th Street Following the Transaction, page 144
Classes of Directors, page 145

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

43.	Please revise the disclosure in this section to match the disclosure elsewhere in the Offer to Purchase that you do not intend to have a classified board after the Transaction.

We have revised the disclosure on page 153 and elsewhere to clarify that the Company will not have a classified board following the Transaction.

Beneficial Ownership of 57th Street Securities, page 148
44.	Please confirm that each of Jason Bauer, Mia Bauer and Victor Bauer, in such person’s individual capacity and not in such person’s capacity as a shareholder of Crumbs Inc., will not own any Common Shares but will own approximately 8,976 shares of 57th Street Series A Voting Preferred Stock after the Transaction. If the current disclosure is accurate, then we note that the aggregate shares of 57th Street Series A Voting Preferred Stock owned by the Members does not equal 405,000 shares.

Each of Jason, Mia and Victor Bauer will not in their individual capacities own any Common Shares. We have corrected the disclosure on page 157 of the Offer to Purchase.

45.	We note that Frederick Kraegel was not identified as a post-Transaction director in the Offer to Purchase dated February 22, 2011 but is identified in this filing of the Offer to Purchase. Please confirm to us whether the number of post-Transaction directors and executive officers includes Mr. Kraegel and the post-Transaction amount of Common Shares and approximate percentage of outstanding Common Shares include Mr. Kraegel’s ownership.

We have corrected the post-transaction officers and directors as a group information as requested on page 157.

Voting Interests of Existing 57th Street Stockholders Following the Transaction, page 151
46.	Please revise the heading to this subsection, as the tables disclose more than simply the voting interests of your existing stockholders following the transaction.

We have revised the heading on page 160 to read “Voting Interests Following the Transaction”.

47.	The second and third tables appear to be more detailed disclosure of the scenarios presented in the second-to-last and last rows of the first table. Please note this fact in the first table and remove any assumptions disclosed in the second and third tables that have already been disclosed in the first table.

We have revised the disclosure on page 160 as requested and removed the duplicative assumptions in the second and third tables.

48.	Please clarify what the Sponsor Contingency Consideration, as noted in footnote (3) to the first table, is or delete such reference.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

We have deleted reference to the Sponsor’s Contingency Consideration in footnote (3) as the Sponsor’s shares are no longer subject to the contingency.

49.	We note the following issues with respect to the second table in this section.
•	The sum of all stockholders’ shares in the “Earn-Out Targets” column does not equal 4,400,000. Please revise.
The error in the Crumbs, Inc. number has been corrected.
•	Victor Bauer’s Aggregate Stock Ownership amount does not equal the sum of the amount he holds at Closing and his Earn-Out Targets amount. Please revise.
The error in the number has been corrected.
•	It appears that you have assumed that 10,509,276 Common Shares are outstanding under the heading “Equity Consideration” and that 14,909,276 Common Shares are outstanding under the heading “Contingency Consideration” and “Aggregate Consideration.” Accordingly, please revise the second paragraph following the table. Further, please explain to us how you determined that such amounts are the amounts outstanding for such scenarios. We note that you have 6,062,556 Common Shares currently outstanding; will issue 370,000 Insider Warrant Exchange Shares, 176,520 Expense Shares, and 4,050,000 Common Shares as part of the Equity Consideration; and will cancel 150,000 Insider Shares.
We have revised the disclosure and corrected the outstanding share numbers. See page 161. As you noted, those share numbers are calculated as follows:

Shares outstanding	6,062,556
Insider Warrant Exchange Shares	370,000
Expense Shares	176,520
Equity Consideration	4,050,000
Sponsor Shares cancelled	(150,000)

Subtotal	10,509,076

Contingent shares	4,400,000

Total	14,909,076

50.	We note that the headings “Equity Consideration” and “Contingency Consideration” do not appear in the third table. Accordingly, please revise the second paragraph to the third table or the headings to the third table.

The headings have been corrected as noted.

51.	We note that, in the fourth and fifth tables, the percentage ownership in the first two columns are the same. Although no Liquidity Shares are issued if either 927,571 or 1,036,697 Common Shares are tendered, the percentage ownership will be

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

different based on whether 927,571 or 1,036,697 Common Shares are tendered. Please revise accordingly.

The disclosure has been modified as requested. See page 161.

52.	The number of Liquidity Shares issued, as disclosed in the fourth and fifth tables, for all amounts tendered, except for 927,571; 1,036,697; and 1,803,607 Common Shares, does not appear to be accurate based on the formula set forth in Section 1.1(h) of the Business Combination Agreement, as amended. Please revise.

The disclosure has been modified as requested. See page 161.

53.	Item (i) to footnote (1) in the fourth and fifth tables and item (vii) to footnote 1 in the fifth table contradict the information presented in such tables. Please revise accordingly.

The disclosure has been revised as requested. See page 161.

Exhibit (a)(5)(F)
54.	Please expand your disclosure to provide management’s assumptions which are significant to the projections in addition to the number of new store openings. See Item 10(b) of Regulation S-K.

We have revised the disclosure on page 23 of the Amended and Restated Investor Presentation to provide management’s assumptions which are significant to the referenced projections as requested.

55.	Please expand your disclosure to provide net income (loss) per share or advise us why disclosure of per share information would not be of primary importance to investors. See Item 10(b) of Regulation S-K.

We have revised the disclosure on page 29 of the Amended and Restated Investor Presentation to also provide the net income per share as requested.

56.	Please disclose the amount of estimated expenses of being a public company you have included in 2011 and 2012.

We have revised the disclosure on page 29 of the Amended and Restated Investor Presentation to provide the amount of estimated expenses of being a public company in 2011, 2012, 2013 and 2014 as requested.

57.	Please provide an estimate or range of the dollar amount of acquisition costs in footnote 4(c) to your table reconciling adjusted EBITDA to net income.

We have revised the disclosure on page 29 of the Amended and Restated Investor Presentation to provide an estimate of the acquisition costs in the table reconciling adjusted EBITDA to net income as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
April 18, 2011

58.	Please explain to us why you believe you have a reasonable basis to provide projections beyond the current year.

The projections provided in the Amended and Restated Investor Presentation have been prepared on the assumption that average store sales results will remain consistent with average store sales results for stores opened for at least a year, based on prior performance. The projections assume no increase in store performance. Additionally, such projections are accompanied by precautionary language regarding forward-looking statements that if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. Accordingly, the Company believes that there is a reasonable basis for providing such projections beyond the current year.
# # # #
          We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.
Sincerely,
/s/ Ellenoff Grossman & Schole LLP
Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein, President and CEO Akin Gump Strauss Hauer & Feld LLP

57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, NY 10022
April 18, 2011
VIA EDGAR
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp. Amendment No. 4 to Schedule TO-I Filed April 7, 2011 File No. 005-85485
Dear Mr. Owings:
          57th Street General Acquisition Corp. (the “Company”) has transmitted its responses to the letter received by it from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 15, 2011 regarding its Tender Offer on Schedule TO-I (the “TO”) previously submitted on April 7, 2011 by separate letter of its counsel, Ellenoff Grossman & Schole LLP.
          In responding to the Staff’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We thank the Staff in advance for its consideration of the accompanying responses to comments on its TO.

Yours very truly,

57th Street General Acquisition Corp.

/s/ Mark D. Klein Mark D. Klein, President and Chief Executive
Officer

cc:	Ellenoff Grossman & Schole LLP